October 10, 2013

Terence O’Brien, Accounting Branch Chief

Tracey Smith, Staff Accountant

Al Pavot, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Curtiss-Wright Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 1-134

In accordance with the voicemail which I left with you yesterday, and Mr. Pavot’s consent to our request, please be advised that Curtiss-Wright Corporation will formally respond to the SEC comment letter no later than the close of business on October 25, 2013. As mentioned in my voicemail, Curtiss-Wright is hereby requesting the extension to respond to the Commission’s comment letter dated October 1, 2013, in order to adequately confer with field personnel who are currently working on our third quarter close.

Very truly yours,

Paul J. Ferdenzi

cc:	Michael Denton
Glenn Coleman
Christopher Farkas
Gary Ogilby